UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2017

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Annual Shareholders’ Meeting and Extraordinary Shareholders’ Meeting Results

On April 25, 2017, Galapagos NV (the “Company”) held an Annual Shareholders’ Meeting and Extraordinary Shareholders’ Meeting. The meeting minutes and other documentation pertaining to these Shareholders’ Meetings can be consulted at the Company’s website. The final results of each of the agenda items submitted to a vote of the shareholders are set forth below.

Annual Shareholders’ Meeting Results

Agenda item 2: Approval of Non-consolidated Annual Accounts

The Company’s shareholders approved the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2016, as well as the allocation of the annual result as proposed by the Company’s board of directors (the “Board”).

Agenda item 5: Approval of Remuneration Report

The Company’s shareholders approved the Company’s remuneration report.

Agenda item 6: Annual Shareholders’ Meeting, Release from Liability

The Company’s shareholders resolved, by separate vote, to release each of the Company’s directors and the Company’s statutory auditor from any liability arising from the performance of their duties during financial year 2016.

Agenda item 7: Ratification of Statutory Auditor Remuneration

The Company’s shareholders, upon recommendation of the Company’s audit committee, ratified the statutory auditor’s remuneration for the financial year ended December 31, 2016, which amounted to €515,000, and represents an increase compared to the remuneration approved by the shareholders’ meeting of April 28, 2015 resulting from the fact that the scope of the audit activities performed by the statutory auditor was broadened to include an integrated audit at the group in order to comply with the requirements of the U.S. Sarbanes-Oxley Act.

Agenda item 8: Re-appointment of Statutory Auditor and Auditor Remuneration

The Company’s shareholders, upon recommendation of the Company’s audit committee, resolved to (i) re-appoint Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA, Gateway Building, Luchthaven Nationaal, 1J, 1930 Zaventem, Belgium, represented by Mr. Gert Vanhees, as statutory auditor of the Company, for a period of three years ending immediately after the annual shareholders’ meeting to be held in 2020, and (ii) determine the annual remuneration of the statutory auditor at €350,000 for the audit of the statutory and consolidated accounts of the group, such amount exclusive of expenses and VAT and subject to annual indexation from 2018.

Agenda item 9: Re-appointment of Directors

The Company’s shareholders resolved to re-appoint to the Board (i) Mr. Onno van de Stolpe for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2021, (ii) Dr. Raj Parekh for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2021, and (iii) Ms. Katrine Bosley for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2021 and, upon the proposal of the Board and upon advice of the Company’s nomination and remuneration committee, to appoint Ms. Bosley as an independent director under the independence criteria of article 526ter of the Belgian Companies Code.

Agenda item 10: Remuneration of Directors

The Company’s shareholders, upon recommendation of the Company’s nomination and remuneration committee, resolved that (a) the compensation (excluding expenses) of the non-executive directors for the exercise of their mandate during the financial year ending December 31, 2017 is established as follows: (i) chairman of the Board: €80,000; (ii) other non-executive Board members: €40,000 each; (iii) annual additional compensation for membership of a Board committee: €5,000; (iv) annual additional compensation for the chairmanship of a Board committee: €10,000; and (b) power of attorney is granted to the Board to determine the total remuneration package of the managing director (CEO) for his management function in the Company, it being understood that this remuneration shall include a compensation for the performance of his mandate as a director of the Company.

Agenda item 11: Offer of Warrants

The Company’s shareholders, upon recommendation of the Company’s nomination and remuneration committee, (i) resolved to offer 100,000 warrants to Mr. Onno van de Stolpe, 15,000 warrants to Dr. Raj Parekh, and 7,500 warrants to each of Dr. Werner Cautreels, Dr. Harrold van Barlingen, Mr. Howard Rowe, Ms. Katrine Bosley, Dr. Christine Mummery and Dr. Mary Kerr, under warrant plans to be created by the Board for the benefit of directors, employees and independent consultants of the Company and its affiliates within the framework of the authorized capital (jointly, “Warrant Plan 2017”), the key conditions of which will be in line with previous warrant plans of the Company, (ii) empowered the managing director, as well as any other director as regards the offer to the managing director, to implement this offer, and (iii) to the extent required, approved the offer of warrants to members of the Company’s executive committee under Warrant Plan 2017 in accordance with the Company’s remuneration policy and practices. In accordance with articles 520ter and 556 of the Belgian Companies Code, the Company’s shareholders expressly approved the particular provisions of Warrant Plan 2017 pursuant to which, in exceptional circumstances (including in the event of a change in control of the Company), the warrants offered (to the extent accepted) under Warrant Plan 2017 can be exercised early, even before the third anniversary of their award. The resolutions of this shareholders’ meeting relating to the issuance of warrants can only be implemented if the Belgian Financial Services and Markets Authority (“FSMA”) has communicated to the Company that it has no objections to make against the issuance of warrants as set forth in this agenda item.

Agenda item 12: Application of article 556 of the Belgian Companies Code

In accordance with article 556 of the Belgian Companies Code, the Company’s shareholders resolved to approve, and to the extent required, ratify all of the provisions granting rights to third parties which could affect the assets of the Company, or could impose an obligation on the Company, where the exercise of those rights is dependent on a public takeover bid on the shares of the Company or a change of control in respect of the Company, as included in the Amended and Restated Collaboration Agreement between Galapagos NV and AbbVie S.à.r.l. dated April 28, 2016 (the “Collaboration Agreement”) including, but not limited to, clause 13.2.2 (Change in Control of Galapagos) of the Collaboration Agreement, entitling the counterparty, in the event of a change in control of the Company, to disband the joint committees and assume their tasks, to oblige the Company to take appropriate measures to avoid the disclosure of confidential information, to terminate the Company’s co-promotion rights or, depending on the stage in which the change of control occurs, to terminate the Collaboration Agreement. The Company’s shareholders granted a special power of attorney to each director of the Company, as well as to Mr. Xavier Maes, Ms. Ellen Lefever and Ms. Astrid Van de Maele, each acting individually and with the power of substitution, to file this resolution with the clerk’s office of the Commercial Court of Antwerp, division of Mechelen, in accordance with article 556 of the Belgian Companies Code.

Extraordinary Shareholders’ Meeting Results

Agenda item 2: Increase of Share Capital

The Company’s shareholders resolved to amend the Company’s articles of association, permitting the Board to increase the share capital within the framework of the authorized capital by up to 20% of the share capital. When increasing the share capital, the Board may, in the Company’s interest, restrict or cancel the shareholders’ preferential subscription rights. This authorization is valid for five years.

Agenda item 3: Increase of Share Capital in Specific Circumstances

The Company’s shareholders resolved to add a new section to the temporary provisions of the Company’s articles of association, permitting the Board to increase the share capital within the framework of the authorized capital by up to 33% of the share capital in specific circumstances relating to (i) the entire or partial financing of an acquisition, corporate partnership or in-licensing through the issue of new shares of the Company, (ii) the issue of warrants in connection with the Company’s remuneration policy, (iii) the financing of the Company’s research and development programs, or (iv) the strengthening of the Company’s cash position. When increasing the share capital, the Board may, in the Company’s interest, restrict or cancel the shareholders’ preferential subscription rights. This authorization is valid for five years.

First Quarter 2017 Results

On April 27, 2017, the Company announced its unaudited first quarter results for 2017, which are further described in a Q1 2017 report.

Exhibit	Description

99.1	Press Release dated April 27, 2017

99.2	First Quarter Report 2017

The information contained in this Report on Form 6-K, including the exhibits, except for the quote of Onno van de Stolpe and the quote of Bart Filius contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-211765) and S-8 (File Nos. 333-204567, 333-208697, 333-211834, and 333-215783).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV

Date: April 28, 2017	By:	/s/ Xavier Maes
Xavier Maes
Company Secretary